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                                                                    Exhibit 99.6


FOR IMMEDIATE RELEASE
                                      For further information, contact--

                                      Richard N. Grubb, Executive Vice President and Chief Financial Officer or
                                      Robert A. Freece, Senior Vice President
                                      Vishay Intertechnology
                                      610-644-1300

           VISHAY NOTIFIES HOLDERS OF ITS LYONS'TM' OF THEIR OPTION TO
              REQUIRE VISHAY TO PURCHASE THE LYONS ON JUNE 4 , 2004

MALVERN, PENNSYLVANIA, - May 5, 2004 - Vishay Intertechnology, Inc. (NYSE: VSH) announced today that it is delivering to the holders of its Liquid Yield Option'TM' Notes due June 4, 2021 (LYONs) a company notice/prospectus describing the option of the holders to require Vishay to repurchase the LYONs at a purchase price of $602.77 per $1,000 principal amount at maturity of the LYONs on the purchase date of June 4, 2004. There are $385,000,000 principal amount at maturity of the LYONs outstanding. The company notice is being sent in accordance with the terms of the indenture governing the LYONs. To exercise the option, holders must deliver a purchase notice to the paying agent on or before June 3, 2004, the day before the purchase date, and surrender their LYONs to the paying agent before, on or after the purchase date.

As permitted by the indenture, Vishay has elected to pay the purchase price in shares of its common stock. Each holder of LYONs that exercises the option will receive a number of shares determined by dividing the total amount of cash the holder would have been entitled to receive had the purchase price been paid in cash by the market price of a share of common stock. Cash will be paid in lieu of fractional shares. Market price for these purposes means the average of the closing prices of Vishay common stock in New York Stock Exchange composite trading for the five trading day period ending on the third business day prior to the purchase date, which is the period from May 25, 2004 to and including June 1, 2004.

Vishay's right to pay the purchase price in stock is subject to a number of conditions, as described in the company notice, including effectiveness of the registration statement referred to below. If these conditions are not satisfied prior to the close of business on the purchase date, Vishay will be obligated to pay the entire purchase price in cash. Holders may specify in their purchase notice whether in these circumstances they elect to withdraw exercise of the option with respect to some or all of their LYONs or to receive cash.

The paying agent for the option is The Bank of New York. Copies of the company notice and the purchase notice may be obtained from the paying agent, and questions concerning exercise of the option and surrender of the LYONs may be directed to the paying agent, at 101 Barclay Street, 7 - East, Corporate Trust Operations, Reorganization Unit, New York, New York 10286, telephone 212-815-5098.

A registration statement relating to the shares of common stock issuable upon exercise of the option has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these







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securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Vishay, a Fortune 1,000 Company listed on the NYSE, is one of the world's largest manufacturers of discrete semiconductors (diodes, rectifiers, transistors, optoelectronics, and selected ICs) and passive electronic components (resistors, capacitors, inductors, and transducers). The Company's components can be found in products manufactured in a very broad range of industries worldwide. Vishay is headquartered in Malvern, Pennsylvania, and has operations in 17 countries employing over 26,000 people. Vishay can be found on the Internet at www.vishay.com.



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